United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 15, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS PLC FILES ANNUAL REPORT ON FORM 20-F

LONDON, 15 March 2018 - Coca-Cola European Partners plc (CCEP) (ticker symbol CCE) announces that on 15 March 2018 it filed its 2017 Annual Report on Form 20-F with the Securities and Exchange Commission. This document was filed in accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual and includes CCEP’s audited results for the year ended 31 December 2017. The unaudited fourth-quarter and full year results for the period ended 31 December 2017 were previously released on 15 February 2018.

The 2017 Annual Report on Form 20-F was concurrently made available on CCEP's website at http://ir.ccep.com/financial-reports/coca-cola-european-partners-annual-reports and also online at www.sec.gov.

Copies of the 2017 Annual Report on Form 20-F will be available shortly at www.morningstar.co.uk/uk/NSM. Printed copies of the Annual Report will be posted to those shareholders who have requested it on or around 20 April 2018.

CONTACTS:

Company Secretariat Clare Wardle T +44 (0)20 7355 8406	Investor Relations Thor Erickson T +1.678.260.3110	Media Relations Shanna Wendt T +44.7976.595.168

ABOUT CCEP

Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, producing, distributing and marketing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, and Sweden. The company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London, and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: March 15, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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